August 3, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (702) 312-3590

Mr. Richard A. Bailey
Chief Executive Officer and Chief Executive Officer
Gateway Distributors, Ltd.
3220 Pepper Lane, Suite 14
Las Vegas, NV  89120

Re:	Gateway Distributors, Ltd.
Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 000-27879

Dear Mr. Bailey:

      We have reviewed your response letter dated July 20, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 2 and reissue our prior comment
2. Please tell us in sufficient detail how and why you simultaneously sold your interest in and subsequently purchased all of the assets of TRSG on December 31, 2002. Please include, but do not limit your response, to the following:

a. The name of the acquiror and a description of the primary reasons for the transaction;

b. Summarized balance sheet of TRSG immediately prior to the acquisition;

c. The cost of assets and selected debt acquired from TRSG and, if applicable, the number of shares of equity interest issued or issuable, the value assigned to those interests, and the basis for determining the value;

d. A condensed balance sheet showing the amount assigned to each major asset and liability acquired and assumed from TRSG.

2. Your response to comment 2 suggests that the original acquisition and subsequent disposal were reflected in the financial statements at historical cost. We also note that you recorded an intangible asset in the amount of $475,000 as a result of the purchase of assets from
TRSG on December 31, 2002. Please advise us how this acquisition gave rise to the initial recognition of an intangible asset that was acquired from a majority-owned subsidiary that had no operations and nominal net assets immediately prior to you acquiring control of TRSG in January 2001. In addition, please confirm that the assets re-acquired from TRSG were not recorded at their fair value.

3. Notwithstanding your response to our comments above, please tell us how you determined that your purchased formulas have an indefinite useful life. In your response, tell us how you considered all of the factors in paragraph 11 of SFAS 142. In addition, tell us whether you have a patent, license, trademark or tradename associated with your formulas and what limitations, if any, this has on the useful life of your intangible asset.

4. We read your revised impairment policy in response to comment 2 and 3. Please tell us how you estimated the fair value of your formulas using the guidance in paragraphs 23-25 of SFAS 142. In your response, please provide us with summaries of any impairment analyses performed under SFAS 142, including significant assumptions used in your analyses.

5. We read your revised disclosure in response to comments 6 and 7.
Paragraph 10(a) of APB 25 and paragraph 9 of SFAS 123 requires the use of quoted market prices to measure compensation cost related to issuing both restricted and unrestricted stock. You do not have a reasonable basis for determining that the fair value of consideration received is more reliably measurable than the equity instruments issued to measure employee stock-based compensation under APB 25 and non-employee compensation under SFAS 123. As such we reissue our prior comments 6 and 7 in part. Please explain to us in sufficient detail why you could not estimate the fair value of your restricted stock and preferred stock. Please also clarify the circumstances in which you issued 15,673 shares of unrestricted stock including to whom and when they were issued and the basis for that valuation. In addition, please tell us how you considered the price per share of the 34,906 shares of common stock issued during the year when measuring compensation cost under APB 25 and SFAS 123 related to the above issuances.

6. We read your response to comment 8.  Given your lack of ability to
understand what gave rise to the initial recognition of these liabilities, we do not understand your basis for making any of the conclusions to (1) write-off $1.3 million of recorded liabilities,
(2) estimate a "cushion" of $400,000 for future contingencies and
(3)
your conclusion that this does not fall under unclaimed property reportable or payable to the State of Nevada. Please advise us how you are able to reach the aforementioned conclusions in light of your lack of ability to understand what gave rise to the initial recognition of these liabilities.

7. Notwithstanding your response to our comment above, please advise
us how you reached the conclusion that your financial statements should not be restated as a correction of an error considering the guidance in APB 20. We refer you to your response to comment 8 where you state "whether the liabilities written off the books....are debt
forgiveness...or whether they are from duplicated or erroneous liability recognition of the past is not known" and "management believes it is most likely a combination of all of the above."

8. We read your response to comment 9. Please explain in greater detail the types of capitalized costs you incur for product development. In your response, tell us which product lines these costs relate to and the timing of such expenditures in relation to your expectation of actual production. In addition, tell us in detail how you considered each of the characteristics in paragraph 9 of SFAS 2, in reaching your conclusion.

9. Please file your July 20, 2005 letter on EDGAR in response to this comment.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Richard A. Bailey
Gateway Distributors, Ltd.
August 3, 2005
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